UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUE COAT SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

126946102

(CUSIP Number)

Francisco Partners II, L.P.

2882 Sand Hill Road

Menlo Park, California 94025

Attention: Keith Geeslin and Elza Lichvarova

Telephone: (650) 233-2900

with a copy to:

Michael J. Kennedy, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, California 94111

Telephone: (415) 984-8700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 126946102	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners II, L.P. 20-3134319
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,159,555*†
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,199,555*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,159,555* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

12.1% (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of shares of Common Stock issued, or issuable upon conversion of Series A Preferred Stock. See Item 5.
†	Shared voting power includes shares of both the FP Reporting Persons and the Sequoia Persons. See Item 5.

CUSIP No. 126946102	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners Parallel Fund II, L.P. 20-4495943
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,159,555*†
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,199,555*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,159,555* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

12.1% (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of shares of Common Stock issued, or issuable upon conversion of Series A Preferred Stock. See Item 5.
†	Shared voting power includes shares of both the FP Reporting Persons and the Sequoia Persons. See Item 5.

CUSIP No. 126946102	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners GP II, L.P. 20-3134312
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,159,555*†
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,199,555*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,159,555* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

12.1% (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of shares of Common Stock issued, or issuable upon conversion of Series A Preferred Stock. See Item 5.
†	Shared voting power includes shares of both the FP Reporting Persons and the Sequoia Persons. See Item 5.

CUSIP No. 126946102	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Francisco Partners GP II Management, LLC 20-3134326
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

2,159,555*†
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,199,555*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,159,555* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

12.1% (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Consists of shares of Common Stock issued, or issuable upon conversion of Series A Preferred Stock. See Item 5.
†	Shared voting power includes shares of both the FP Reporting Persons and the Sequoia Persons. See Item 5.

This Amendment No. 1 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Francisco Partners II, L.P., a Delaware limited partnership (“Francisco Partners II”), (2) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“Francisco Partners Parallel Fund”), (3) Francisco Partners GP II, L.P., a Delaware limited partnership (“Francisco Partners GP II”), and (4) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“Francisco Partners Management” and, together with Francisco Partners II, Francisco Partners Parallel Fund and Francisco Partners GP II, the “Reporting Persons”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons, Sequoia Capital Growth Fund III, a Delaware limited partnership (“Sequoia Growth Fund”), Sequoia Capital Growth Partners III, a Delaware limited partnership (“Sequoia Growth Partners”), Sequoia Capital Growth III Principals Fund, a Delaware limited partnership (“Sequoia Growth Principals Fund”), and SCGF III Management, LLC, a Delaware limited liability company (“SCGF Management”, and, together with Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund, the “Sequoia Persons”). Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The following disclosure assumes there are 15,732,522 shares of Common Stock outstanding, which the Company represented in the Definitive Proxy Statement on Schedule 14A filed on August 28, 2007 to be the number of Common Shares outstanding as of August 21, 2007.

Effective September 4, 2007, Francisco Partners II converted 4,157 shares of Series A Preferred into 237,203 shares of Common Stock, and Francisco Partners Parallel Fund converted 58 shares of Series A Preferred into 3,309 shares of Common Stock.

On September 4, 2007, Francisco Partners II sold 138,540 shares of Common Stock, and Francisco Partners Parallel Fund sold 1,903 shares of Common Stock, each in open market transactions complying with the provisions of Rule 144 of the Securities Act of 1933 for prices ranging from $80.00 to $87.20 per share of Common Stock, with a weighted average price per share of Common Stock equal to $81.1776 per share. On September 5, 2007, Francisco Partners II sold 98,645 shares of Common Stock, and Francisco Partners Parallel Fund sold 1,355 shares of Common Stock, each in open market transactions complying with the provisions of Rule 144 of the Securities Act of 1933 for prices ranging from $80.00 to $80.23 per share of Common Stock, with a weighted average price per share of Common Stock equal to $80.0202 per share. On September 4 and September 5, 2007, Francisco Partners II sold an aggregate of 237,185 shares of Common Shares for an aggregate sales price equal to $19,139,895, and Francisco Partners Parallel Fund sold an aggregate of 3,258 shares of Common Stock for an aggregate sales price equal to $262,949.

As of the date hereof, Francisco Partners II owns 18 shares of Common Stock and would beneficially own an additional 1,183,281 shares of Common Stock upon conversion of 20,737 shares of Series A Preferred, which aggregate amount would constitute approximately 6.9% of the outstanding shares of Common Stock. As of the date hereof, Francisco Partners Parallel Fund owns 51 shares of Common Stock and would beneficially own an additional 16,205 shares of Common Stock upon conversion of 284 shares of Series A Preferred, which aggregate amount would constitute approximately 0.1% the outstanding shares of Common Stock. Francisco GP II, as the general partner of Francisco Partners II and Francisco Partners Parallel Fund, and Francisco Partners Management, as the general partner of Francisco Partners GP II, may be deemed to beneficially own an aggregate of 1,199,555 shares of Common Stock held or beneficially held by Francisco Partners II or Francisco Partners Parallel Fund, which would constitute approximately 7.0% of the outstanding shares of Common Stock. Except to the extent of its interests as general partner in Francisco Partners II and Francisco Partners Parallel Fund, Francisco Partners GP II expressly disclaims such beneficial ownership and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that Francisco Partners GP II is a beneficial owner of the shares of Common Stock or Series A Preferred owned or beneficially owned by Francisco Partners II and Francisco Partners Parallel Fund. Except to the extent of its interest as general partner in Francisco Partners GP, Francisco Partners Management expressly disclaims such beneficial ownership and the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that Francisco Partners Management is a beneficial owner of the shares of Common Stock or Series A Preferred owned or beneficially owned by Francisco Partners II and Francisco Partners Parallel Fund.

By virtue of the relationships described herein and in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,199,55 shares of Common Stock, which would constitute approximately 7.0% of the outstanding shares of Common Stock. The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other Reporting Person.

By virtue of the relationships described herein and in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act with the Sequoia Persons, and, therefore, may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, 960,000 shares of Common Stock upon conversion of 16,824 shares of Series A Preferred beneficially owned by the Sequoia Persons (assuming the Sequoia Persons have not acquired or disposed of beneficial ownership of the Common Shares beneficially owned by them as of the date of the Schedule 13D), which would constitute approximately 5.7% of the outstanding shares of Common Stock. Therefore, the Reporting Persons and the Sequoia Persons may be deemed to beneficially own an aggregate of 2,159,555 shares of Common Stock, which would constitute approximately 12.1% of the outstanding shares of Common Stock. The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any of the Sequoia Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007

FRANCISCO PARTNERS II, L.P.

By:	Francisco Partners GP II, L.P., General Partner
By:	Francisco Partners GP II Management, LLC, General Partner

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member

FRANCISCO PARTNERS PARALLEL FUND II, L.P.

By:	Francisco Partners GP II, L.P., General Partner
By:	Francisco Partners GP II Management, LLC, General Partner

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.

By:	Francisco Partners GP II Management, LLC, General Partner

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Keith Geeslin
Name:	Keith Geeslin
Title:	Managing Member